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              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                        SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934

                       (Amendment No. 3)


                       Alexander's, Inc.
                       (Name of Issuer)


            Common Stock, par value $1.00 per share
                (Title of Class of Securities)


                           014752109
                        (CUSIP Number)


                        Mr. Steven Roth
                     Vornado Realty Trust
                         Park 80 West
                           Plaza II
                Saddle Brook, New Jersey  07662
                       (201) 587-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           Copy to:

                      Janet T. Geldzahler
                      Sullivan & Cromwell
                       125 Broad Street
                   New York, New York  10004
                        (212) 558-3869

                       March 2, 1995
    (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

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- --------------------
CUSIP NO. 014752109
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Vornado Realty Trust 22-1657560
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a)  [X]

                                            (b)  [ ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
     WC, BK
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
                    1,466,568 SHARES
 NUMBER OF
   SHARES      ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           1,466,568 SHARES
    WITH
               ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,821,136 shares (includes 1,354,568 shares held by
     Interstate Properties)
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.4%
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          OO (Real estate investment trust)
- ------------------------------------------------------------

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          This Amendment No. 3 amends the Schedule 13D

Statement originally filed by Vornado, Inc. on August 2, 1990 with respect to the Common Stock, par value $1.00 per share (the "Shares"),

of Alexander's, Inc., a Delaware corporation (the "Company").

On May 5, 1993, Vornado, Inc. merged into Vornado Realty

Trust ("Vornado").


Item 3.   Source and Amount of Funds or Other Consideration.

Vornado acquired 1,353,468 Shares from Citibank, N.A. for

$54,815,454 in cash with $50 million from a three year revolving credit agreement with Union Bank of Switzerland and the remainder from working capital of the Company.  The revolving credit agreement provides for interest to be paid, at the Company's option, at (i) 150 basis points over LIBOR or

(ii) 50 basis points over the federal funds rate or the prime rate, whichever is higher.  The foregoing description is qualified in its entirety by reference to Exhibit 5 hereto.


Item 5.   Interest in Securities of the Issuer.

          (a) - (b) Vornado owns 1,466,568 Shares (29.3% of the

5,000,850 Shares reported by the Company as outstanding as of

November 4, 1994 in its Form 10-Q for the three months ended

September 30, 1994).  Vornado has sole voting and dispositive power with respect to such Shares.  Interstate Properties, the

31% shareholder of Vornado ("Interstate"), owns 1,354,568

Shares, 27.1% of the Shares shown as outstanding in such Form

10-Q.  While Vornado may be deemed to
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be a group with Interstate and thus to beneficially own the Shares held by Interstate (for an aggregate of 2,821,136 Shares or 56.4%),

Vornado does not have sole or shared voting or dispositive power with respect to the Shares held by Interstate.

          In addition, Steven Roth, Chairman of the Board and

Chief Executive Officer and a trustee of Vornado and a General

Partner of Interstate, owns 9,700 Shares, Richard West, a

trustee of Vornado, owns 200 Shares, and Ronald Targen, a

trustee of Vornado, owns 17,800 Shares; each of Messrs. Roth,

West and Targen has sole voting and dispositive power with

respect to the Shares held by him.

          (c)  Other than the acquisition of 1,353,468 Shares from

Citibank, N.A. on March 2, 1995 pursuant to the Stock Purchase Agreement dated February 6, 1995, there have been no transactions in the Shares by Interstate or Vornado or any of the executive officers or trustees of

Vornado or general partners of Interstate in the past sixty days.


Item 7.   Material to be Filed as Exhibits.

          (5)  Revolving Loan Agreement, dated February 27, 1995 among

               Vornado Realty Trust, as Borrower, Union Bank of Switzerland

               (New York Branch), as Bank, and Union Bank of Switzerland

               (New York Branch), as Administrative Agent.

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                           SIGNATURE

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 3, 1995

                              VORNADO REALTY TRUST



                              By:  /s/STEVEN ROTH
                                   Steven Roth,
                                   Chairman of the Board and
                                   Chief Executive Officer